                                              Filing by Templeton Developing
                                              Markets Trust
                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933

                                              Subject Company: Templeton
                                              Emerging Markets Appreciation
                                              Fund, Inc.
                                              Commission File No. 811-08362

                                           TEMPLETON EMERGING MARKETS
                                           APPRECIATION FUND, INC.

                                           TEMPLETON DEVELOPING MARKETS TRUST

                                           TEMPLETON EMERGING MARKETS FUND, INC.

                                           Broward Financial Centre
FRANKLIN(R)TEMPLETON(R)                    500 E. Broward Blvd.
INVESTMENTS                                Suite 2100
                                           Ft. Lauderdale, FL 33394-3091
                                           Tel  954-527-7500
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact Franklin Templeton Corporate
Communications at 650-312-3395.

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
              TEMPLETON DEVELOPING MARKETS TRUST ANNOUNCE PROPOSED
                                 REORGANIZATION

             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
              TEMPLETON EMERGING MARKETS FUND, INC. ANNOUNCE THAT
                    PROPOSED REORGANIZATION WILL NOT PROCEED

                   MARCH 19, 2002 -- PRESS RELEASE Q's AND A's

Q:   What actions did the Boards of Directors/Trustees take on March 19, 2002?

A:   (1) Boards Approved  Emerging Markets  Appreciation  Fund (TEA)--  Developing
         Markets Trust Reorganization.

     The Board of  Directors  of TEA and the  Board of  Trustees  of  Developing
     Markets Trust have approved a proposal  providing for the reorganization of
     TEA into  Developing  Markets  Trust.  The  proposal  will be  submitted to shareholders  of TEA for their  approval.  In the  transaction,  Developing
     Markets  Trust  would  acquire  substantially  all of the  assets of TEA in exchange for Advisor Class shares of Developing Markets Trust, which shares would then be distributed to TEA's  shareholders.  After  completion of the reorganization, TEA shareholders would become Advisor Class shareholders of
     Developing  Markets Trust, and TEA would cease to exist. The transaction is expected to be tax-free.

     (2) TEA Board  Affirmed  Discontinuance  of  Open-Market  Share  Repurchase
         Program.

     On  January  4,  2002,  TEA's  Board  discontinued  its  open-market  share repurchase program in connection with a proposed reorganization of TEA into
     Templeton  Emerging  Markets  Fund,  Inc.  (EMF).  In  connection  with the proposed merger of TEA into Developing  Markets Trust,  the TEA's Board has determined that the  discontinuation  of the open-market  share  repurchase program remains appropriate.

     (3) Boards  Announced  That  TEA--Templeton  Emerging  Markets  Fund (EMF)
         Reorganization Will Not Proceed.

     The Boards of Directors of TEA and EMF, also a closed-end fund,  determined that the previously  announced proposal to reorganize TEA into EMF will not proceed.

                  TEA--DEVELOPING MARKETS TRUST REORGANIZATION

Q:   Why  did the  Boards  of TEA  and  Developing  Markets  Trust  take  action proposing the reorganization?

A:   TEA. The Board of Directors of TEA considered a number of factors, and took these actions in the best interests of its shareholders.  Among the factors considered by the Board were:

                                      -1-

(1)  The trading  discount of TEA over the past  several  years.  Since  January
     2001,  TEA has traded at a discount to net asset value that has ranged from
     -23.75% on September 21, 2001 to - 2.08% on March 18, 2002. A merger of TEA with an open-end fund,  such as Developing  Markets Trust,  would eliminate any trading discount and would permit those shareholders who wish to redeem their shares at net asset value to do so, less a redemption fee of up to 2%
     if  redeemed  within six months to help  defray the costs  associated  with redeeming.

(2)  The similarity of investment  policies and the  compatibility  of portfolio holdings.  A merger with Developing  Markets Trust, which mainly invests in emerging market securities including most of the countries that TEA invests in, also would allow those longer term  shareholders  who wish to remain in an investment  product focused on emerging market investments to do so in a tax-free transaction.  Country and asset allocations for TEA as of December
     31, 2001 are attached.

     Developing Markets Trust. The Board of Trustees of Developing Markets Trust
     considered  a  number  of  factors,  and  took  these  actions  in the best interests of its shareholders. Among the factors considered were

(1)  The similarity of investment  policies and the  compatibility  of portfolio holdings.

(2)  The fact that the transaction  would result in an increase in the assets of
     Developing Markets Trust.

(3)  The  transaction  would not  result in a  dilution  of  Developing  Markets
     Trust's outstanding shares.

     As stated in the March 19, 2002 press release,  TEA and Developing  Markets
     Trust  intend  to file  relevant  materials  with the U.S.  Securities  and
     Exchange  Commission,  including a proxy statement by TEA and  registration statement by Developing  Markets  Trust that  contains a prospectus.  These materials will include detailed information regarding the transactions, the
     Boards' considerations and the Boards' recommendations and will be provided
     to  shareholders  in  accordance  with  federal   securities  laws.  It  is
     anticipated that these materials will be available in the Summer of 2002.

Q:   Will the  reorganization  result in Developing Markets Trust receiving cash that will need to be invested, and will this adversely impact management of
     Developing Markets Trust?

A:   No, we do not anticipate  any material  adverse impact on the management of
     Developing Markets Trust because the Trust will primarily receive portfolio
     securities  in  the  reorganization.   The  proposed  transaction  will  be
     structured  as a  reorganization.  Developing  Markets  Trust will  acquire substantially all of the assets of TEA in exchange for Advisor Class shares of Developing Markets Trust.

                                      -2-

Q:   When will TEA shareholders be asked to vote on the reorganization?

A:   It is  expected  that  TEA's  shareholders  will be  asked to  approve  the proposed  reorganization  at  the  next  Annual  Meeting  of  Shareholders, currently scheduled for August 26, 2002.

     Any solicitation of proxies in connection with the proposed  reorganization will be made only  pursuant to separate  prospectus/proxy  materials  filed under federal securities laws.

Q:   If the  reorganization is approved,  how many shares of Developing  Markets
     Trust will each TEA shareholder receive?

A:   If the  proposed  reorganization  is  approved,  the number of shares to be received by a TEA  shareholder  will be determined  based upon the relative net asset  values of TEA and Advisor  Class  shares of  Developing  Markets
     Trust  immediately  prior to the  reorganization.  A TEA  shareholder  will receive  Advisor Class shares of Developing  Markets Trust equal,  on a net asset value basis,  to the aggregate  net asset value of the  shareholder's
     TEA shares immediately prior to the  reorganization.  The number of Advisor
     Class shares of Developing  Markets Trust received may be more or less than the number of TEA shares  exchanged,  but the  aggregate net asset value of each  shareholder's  holdings  immediately before and after the transaction will be the same.

Q:   Are there  restrictions on the Developing Markets Trust shares that will be distributed to TEA shareholders if the proposed reorganization is approved?

A:   Yes. The Advisor Class shares of Developing Markets Trust that are received by  shareholders  of  TEA  in  the  reorganization  will  be  subject  to a redemption  fee of up to 2% if the  shareholder  sells the shares  within 6 months of the  reorganization.  If a  shareholder  holds the Advisor  Class shares of Developing  Markets Trust received in the  reorganization  for at least 6 months,  the shares will not be subject to the redemption  fee, but will be  subject  to any other  restrictions  described  in the  Developing
     Markets  Trust's  prospectus,  including  restrictions  on the  exchange of
     Advisor Class shares into other Franklin Templeton Funds.

Q:   What is the purpose of the redemption fee applicable to shares  received in the reorganization?

A:   The redemption fee is charged to help  Developing  Markets Trust defray the
     costs  of  a  redemption   of  Advisor   Class   shares   received  in  the
     reorganization.  The fee is charged  only on Advisor  Class shares that are sold within 6 months following the completion of the  transaction.  The fee will be in an amount  reasonably  related to the anticipated costs expected to be  incurred in honoring  redemption  requests.  The fee is paid to, and retained by, Developing Markets Trust.

     The fee is intended  to protect the  longer-term  investors  in  Developing
     Markets Trust by preventing those shareholders from bearing the entire cost of redemptions by shareholders that acquire shares in the reorganization.

                                      -3-

Q:   What are TEA's investment goal and principal strategies?

A:   TEA is designed for investors  seeking capital  appreciation.  Under normal market  conditions,  TEA  invests  substantially  all  of its  assets  in a portfolio of equity  securities and debt obligations of issuers in emerging market countries.

Q:   What  are  Developing   Markets  Trust's   investment  goal  and  principal
     strategies?

A:   Developing  Markets  Trust is  designed  for  investors  seeking  long-term capital  appreciation.  Under normal market conditions,  Developing Markets
     Trust invests its assets mainly in equity securities of developing  markets companies.  Shareholders of TEA should review the prospectus for Developing
     Markets Trust for more information about the Fund's  investment  strategies and risks.

Q:   How do the Funds compare in size?

A:   As of March 19, 2002, TEA had total assets of approximately $48 million and
     Developing Markets Trust had total assets of approximately $1.5 billion.

Q:  As a shareholder of TEA, am I being asked to take any action at this time?

A:   No.  Shareholders  of TEA are not  being  asked to take any  action  at the present  time,  but are  being  advised  that the  Board of  Directors  has approved a proposed  reorganization  that will be submitted to shareholders for  consideration  and a vote at the next Annual Meeting of  Shareholders, currently scheduled for August 26, 2002.

                             TEA--EMF REORGANIZATION

Q:   Why did the Board of TEA decide not to proceed with the previously proposed reorganization with EMF?

A:   The Board of Directors of TEA determined that a reorganization  of TEA into
     Developing  Markets  Trust,  an open-end  fund,  would  better  address the discount of market value of TEA shares to its net asset value.

                                    * * * * *

In connection with the proposed reorganization  transaction,  TEA and Developing
Markets Trust intend to file relevant  materials  with the U.S.  Securities  and
Exchange  Commission  ("SEC"),   including  a  proxy  statement  by  TEA  and  a
registration  statement on Form N-14 by Developing Markets Trust that contains a prospectus. Because those documents contain important information,  shareholders of TEA are urged to read them,  if and when they  become  available.  When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov.
Shareholders   can  also   obtain   copies   of  these   documents   and   other
transaction-related  documents,  when  available,  for  free by  calling  TEA at
1-800-342-5236.

                                      -4-

TEA, its  directors and executive  officers and certain  other  persons,  may be deemed to be participants in TEA's solicitation of proxies from its shareholders in connection with the proposed transaction.  Information about the directors is set forth in the proxy statement for TEA's 2001 annual meeting of  shareholders.
Participants in TEA's  solicitation  may also be deemed to include the following executive  officers or other persons whose interests in TEA may not be described in the proxy statement for TEA's 2001 annual meeting:  Mark Mobius  (President);
Charles B. Johnson (Vice  President);  Rupert H. Johnson,  Jr. (Vice President);
Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L.
Flanagan  (Vice  President);  Jeffrey A. Everett (Vice  President);  John R. Kay
(Vice  President);  Murray L.  Simpson  (Vice  President  and Asst.  Secretary);
Barbara J. Green (Vice President and  Secretary);  David P. Goss (Vice President
and  Asst.  Secretary);  Bruce S.  Rosenberg  (Treasurer);  Holly  Gibson  Brady
(Director of Corporate Communications - Franklin Resources, Inc.).

As of the  date  of  this  communication,  none  of the  foregoing  participants individually  beneficially  owns in excess of 1% of TEA's common  stock.  To the knowledge of TEA, none of its directors or executive  officers has any interest, direct or indirect,  by security  holdings or otherwise,  in TEA,  except as set forth in the proxy statement for TEA's 2001 Annual Meeting of Shareholders or as
otherwise disclosed above.

Shareholders may obtain  additional  information  regarding the interests of the participants  by  reading  the  proxy  statement  of TEA and the  prospectus  of
Developing Markets Trust if and when they become available.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities  in any  jurisdiction
in  which  such  offer,   solicitation  or  sale  would  be  unlawful  prior  to
registration   or   qualification   under  the  securities   laws  of  any  such
jurisdiction.  No  offering  of  securities  shall be made  except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                      -5-

               TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC.
                             AS OF DECEMBER 31, 2001
                            TOTAL ASSETS: $46,533,244
                        NET ASSET VALUE PER SHARE: $11.20

                                PERCENT                                                  PERCENT
ASSET ALLOCATION               OF TOTAL        TEN LARGEST POSITIONS                    OF TOTAL
----------------               --------        ---------------------                  ----------
SHORT TERM & OTHER             4.2%     SOUTH AFRICAN BREWERIES PLC                         2.0%
FIXED INCOME                  33.2%     KIMBERLY-CLARKE DE MEXICO SA DE CV                  1.6%
EQUITY*                       62.6%     SAMSUNG ELECTRONICS CO LTD                          1.4%
                      ---------------   AKBANK                                              1.2%
                             100.0%     P T TELEKOMUNIKASI INDONESIA TBK                    1.2%
                                        CENTRAIS ELETRICAS BRASILEIRAS SA (ELETROBRAS)      1.1%
                                        BANCO BRADESCO SA                                   1.1%
                                        TUPRAS-TURKIYE PETROL RAFINELERI AS                 1.1%
                                        POLSI KONCERN NAFTOWY ORLEN SA                      1.0%
                                        REMGRO LTD                                          1.0%

                                                                                  --------------
                                                                                           12.7%

                               PERCENT                                                   PERCENT
INTERNATIONAL ALLOCATION       OF TOTAL  INDUSTRY ALLOCATION                            OF TOTAL
------------------------------------------------------------------------------------------------
EUROPE                         8.2%     CONSUMER DISCRETIONARY                              3.5%
------------------------------------------------------------------------------------------------
    AUSTRIA                    1.8%         AUTOMOBILES & COMPONENTS                        0.6%
    CROATIA                    0.3%         CONSUMER DURABLES & APPAREL                     0.7%
    CZECH REPUBLIC             0.7%         HOTELS RESTAURANT & LEISURE                     0.6%
    ESTONIA                    0.2%         MEDIA                                           0.7%
    FINLAND                    0.2%         RETAILING                                       0.8%
                                        --------------------------------------------------------
    GREECE                     0.3%     CONSUMER STAPLES                                    8.5%
                                        --------------------------------------------------------
    HUNGARY                    1.3%         FOOD & DRUG RETAILING                           0.3%
    POLAND                     1.5%         FOOD BEVERAGE & TOBACCO                         8.1%
    RUSSIA                     1.7%         HOUSEHOLD & PERSONAL PRODUCTS                   0.1%
                                        --------------------------------------------------------
    SLOVAK REPUBLIC            0.2%     ENERGY                                              6.8%
------------------------------------------------------------------------------------------------
ASIA                          37.3%         ENERGY                                          6.8%
------------------------------------------------------------------------------------------------
    CHINA                      3.9%     FINANCIALS                                         12.1%
                                        --------------------------------------------------------
    HONG KONG                  6.5%         BANKS                                           6.7%
    INDIA                      2.0%         DIVERSIFIED FINANCIALS                          2.6%
    INDONESIA                  2.3%         INSURANCE                                       1.1%
    MALAYSIA                   0.5%         REAL ESTATE                                     1.6%
                                        --------------------------------------------------------
    PHILIPPINES                0.7%     HEALTH CARE                                         0.8%
                                        --------------------------------------------------------
    SINGAPORE                  2.8%         HEALTH CARE EQUIPMENT & SERVICES                0.2%
    SOUTH KOREA                4.1%         PHARMACEUTICALS & BIOTECHNOLOGY                 0.7%
                                        --------------------------------------------------------
    TAIWAN                     7.7%     INDUSTRIALS                                         8.7%
                                        --------------------------------------------------------
    THAILAND                   2.5%         CAPITAL GOODS                                   7.1%
    TURKEY                     4.3%         TRANSPORTATION                                  1.6%
--------------------------------------------- --------------------------------------------------
LATIN AMERICA                  8.8%     INFORMATION TECHNOLOGY                              7.8%
--------------------------------------------- --------------------------------------------------
    ARGENTINA                  0.8%         SOFTWARE & SERVICES                             0.8%
    BRAZIL                     3.6%         TECHNOLOGY HARDWARE & EQUIPMENTS                7.1%
                                        --------------------------------------------------------
    CHILE                      0.1%     MATERIALS                                           4.8%
                                        --------------------------------------------------------
    MEXICO                     4.2%         MATERIALS                                       4.8%
                                        --------------------------------------------------------
    PERU                       0.1%     TELECOMMUNICATION SERVICES                          6.4%
------------------------------------------------------------------------------------------------
MID-EAST/AFRICA                8.3%         TELECOMMUNICATION SERVICES                      6.4%
------------------------------------------------------------------------------------------------
    EGYPT                      0.4%     UTILITIES                                           3.2%
                                        --------------------------------------------------------
    ISRAEL                     0.3%         UTILITIES                                       3.2%
                                        --------------------------------------------------------
    SOUTH AFRICA               7.6%     TOTAL EQUITY*                                      62.6%
------------------------------------------------------------------------------------------------
TOTAL EQUITY*                 62.6%
------------------------------------------------------------------------------------------------

You  may  request  a copy  of the  Fund's  current  Report  to  Shareholders  by contacting Fund Information at 1-800/DIAL BEN(R)(1-800-342-5236).  Since markets can go down as well as up,  investment return and principal value will fluctuate with  market  conditions,  currency  volatility,  and the  economic,  social and political climates of countries where the Fund invests. Emerging markets involve heightened  risks related to the same factors,  in addition to those  associated with their  relatively small size and lesser  liquidity.  You may have a gain or loss when you sell your shares.  The industry  allocation  uses MSCI's  industry definitions for the convenience of comparison. The information provided is as of the date shown. The Fund's  portfolio is managed and investment  allocations can be expected to change.

*    EQUITY INCLUDES CONVERTIBLE AND PREFERRED SECURITIES.

                                      -6-